Exhibit 12.1

Matrix Service Company

Ratio of Earnings to Fixed Charges

(In Thousands except ratios)

	Three Months Ended August 31, 2004	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges	*	5.78	9.31	9.89	10.02	10.38

Fixed Charges:
Interest Expensed	901	2,699	990	255	407	368
Interest Capitalized	—	—	274	364	4	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	97	212	57	31	26	21
Estimated interest within rental expense	96	425	452	377	345	378

Total	1,094	3,336	1,773	1,027	782	767

Earnings:
Pre-tax income (loss) from continuing operations	(1,503)	16,070	12,890	9,488	7,060	7,196
Less: Equity Earnings	—	(857)	(644)	—	—	—
Plus: Fixed Charges	1,094	3,336	1,773	1,027	782	767
Plus: Amortization of Capitalized Interest	5	19	9	1
Plus: Distributed Earnings of Equity Investees	—	701	2,749	—	—	—
Less: Interest Capitalized	—	—	(274)	(364)	(4)	—

Total	(404)	19,269	16,503	10,152	7,838	7,963

*	Earnings were inadequate to cover fixed charges by $1,498 for the three months ended August 31, 2004.